Orbis
Grupa Hotelowa

Warsaw, 2009-05-29

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC Mail Processing
Section

JUN 09 2009

Washington, DC
110

OSA/AH-1/47/2009

Ref.: 82-5025

09046345

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 15/2009.
Best regards

Ireneusz Węglowski

Vice-President

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

dlw 6/15

Current report no 15/2009
May 27, 2009.

Subject: Draft resolutions for the AGM

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby submits draft resolutions for the Annual General Meeting of Shareholders of "Orbis" S.A. to be held on June 15, 2009.

Document No. 1

Draft resolution
regarding item 6 of the agenda

Resolution No 1
concerning approval of the Directors' Report on the Operations of „Orbis" S.A. for the financial year 2008.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1
Following its examination, the Directors' Report on the Operations of the Company for the financial year 2008 is hereby approved.

§ 2
The Resolution shall come into force upon its adoption.

Document No. 2

Draft resolution
regarding item 7 of the agenda

Resolution No 2
concerning approval of the financial statements of "Orbis" S.A. for the financial year 2008.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1
Following their examination, the financial statements of the Company for the financial year 2008, including:
1. the balance sheet prepared as at December 31, 2008 showing total assets and total liabilities of PLN 2,413,216 thousand (two billion four hundred thirteen million two hundred and sixteen thousand Polish Zloty),
2. the profit and loss account for the period from January 1, 2008 until December 31, 2008, showing a net profit of PLN 40,044 thousand (forty million forty four thousand Polish Zloty),

3. the cash flow statement for the period running from January 1, 2008 until December 31, 2008, showing a net increase in cash and cash equivalents by PLN 5,330 thousand (five million three hundred thirty thousand Polish Zloty) during the financial year,
4. the comparative changes in equity for the period running from January 1, 2008 until December 31, 2008 showing an increase in equity by PLN 21,613 thousand (twenty one million six hundred thirteen thousand Polish Zloty),
5. additional notes and information,

are hereby approved.

§ 2
The Resolution shall come into force upon its adoption.

Draft resolution
regarding item 8 of the agenda **Document No. 3**

Resolution No 3
concerning division of net profit generated in the financial year 2008.

Acting pursuant to Article 395 § 2 point 2 and Article 347 § 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 2, § 35 section 1 point 5 of the Company's Statutes, it is hereby resolved as follows:

§1
The net profit generated during the financial year 2008 amounting to PLN 40,043,663.09 (forty million forty three thousand six hundred and sixty three Polish Zloty and nine Polish Grosze), shall be allocated for retained earnings of the Company.

§ 2
The Resolution shall come into force upon its adoption.

***

Justification for the above resolution:

Considering the uncertain market conditions impacted by the economic crisis as well as the challenges faced by Orbis S.A. resulting from the adopted strategy of development of hotels and the consequent financial needs, the Management Board of Orbis S.A. proposes to retain the profits generated in 2008 in the Company.

Draft resolution
regarding item 9 of the agenda **Document No. 4**

Resolution No 4
concerning approval of the annual consolidated financial statements of the Orbis Group and the Directors' Report on the Operations of the Orbis Group for the financial year 2008.

Acting pursuant to Article 395 § 5 of the Code of Commercial Companies and Partnerships and Article 63c section 4 of the Polish Accounting Act of September 29, 1994, (published in the Official Journal of Laws „Dz.U." 2002, No 76, item 694, as further amended), it is hereby resolved as follows:

§1
Following their examination, the annual consolidated financial statements of the Orbis Group for the financial year 2008, including:

1. the consolidated balance sheet prepared as at December 31, 2008 showing total assets and total liabilities of PLN 2,496,037 thousand (two billion four hundred ninety six million thirty seven thousand Polish Zloty),
2. the consolidated profit and loss account for the period from January 1, 2008 until December 31, 2008 showing net profit of PLN 26,112 thousand (twenty six million one hundred twenty thousand Polish Zloty),
3. the consolidated cash flow statement for the period running from January 1, 2008 until December 31, 2008, showing a net decrease in cash and cash equivalents by PLN 40,614 thousand (forty million six hundred fourteen thousand Polish Zloty) during the financial year,
4. the consolidated comparative changes in equity for the period running from January 1, 2008 until December 31, 2008 showing an increase in equity by PLN 8,452 thousand (eight million four hundred fifty two thousand Polish Zloty),
5. additional notes and information;

are hereby approved.

§ 2
Following its examination, the Directors' Report on the Operations of the Orbis Group for the financial year 2008 is hereby approved.

§ 3
The Resolution shall come into force upon its adoption.

Draft resolution **Document No. 5**
regarding item 10 of the agenda

Resolution No 5
concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2008.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§ 1
The following members of the Management Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2008:

1. Jean Philippe Savoye - for the period from January 1, 2008, till December 31, 2008,
2. Ireneusz Andrzej Węgłowski - for the period from January 1, 2008, till December 31, 2008,
3. Yannick Yvon Rouvrais - for the period from January 1, 2008, till December 31, 2008,
4. Marcin Wit Szewczykowski - for the period from January 1, 2008, till December 31, 2008,
5. Krzysztof Andrzej Gerula - for the period from January 1, 2008, till June 11, 2008.

§ 2
The Resolution shall come into force upon its adoption.

Draft resolution **Document No. 6**
regarding item 11 of the agenda

Resolution No 6
concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2008.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§ 1
The following members of the Supervisory Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2008:

1.	Claude Moscheni	- for the period from January 1, 2008, till December 31, 2008,
2.	Jacek Kseń	- for the period from January 1, 2008, till December 31, 2008,
3.	Erez Boniel	- for the period from January 1, 2008, till December 31, 2008,
4.	Elżbieta Czakiert	- for the period from January 1, 2008, till December 31, 2008,
5.	Michael Flaxman	- for the period from January 1, 2008, till December 31, 2008,
6.	Artur Gabor	- for the period from January 1, 2008, till December 31, 2008,
7.	Christophe Guillemot	- for the period from January 1, 2008, till December 31, 2008,
8.	Christian Karaoglanian	- for the period from January 1, 2008, till December 31, 2008,
9.	Andrzej Procajło	- for the period from January 1, 2008, till December 31, 2008,
10.	Jarosław Szymański	- for the period from January 1, 2008, till December 31, 2008.

§ 2
The Resolution shall come into force upon its adoption.

Draft resolution **Document No. 7**
regarding item 12 of the agenda

Resolution No 7
concerning amending the By-Laws of the General Meeting

Acting pursuant to § 28 section 2 of „Orbis" S.A. Statutes, the General Meeting of Shareholders of „Orbis" S.A. hereby adopts the following amendments to the By-Laws of the General Meeting:

1) § 1 shall have the following new wording:
„§ 1
Only holders of the Company's shares as at sixteen days prior to the date of the General Meeting (date of participation registration) may participate in the General Meeting of Shareholders.";

2) § 2 section 3 shall have the following new wording:

„3. The proxy to participate in the General Meeting and to exercise the right to vote must be given in writing or in an electronic form. In order give a proxy in an electronic form via means of electronic communication, the appointing Shareholder shall send a notice in an electronic form concerning appointment of a proxy to the following mail address: zawiadomienie.ksh@orbis.pl .";

3) sections 4 and 5 shall be deleted in § 2;

4) in § 29 section 1, the wording „Securities and Exchanges' Commission" shall be replaced with the following wording „Polish Financial Supervision Authority"

and the consolidated text of the By-Laws of the General Meeting of Shareholders, incorporating the amendments, referred to in points 1- 4 above, in the wording as follows hereinbelow:

"BY-LAWS OF A GENERAL MEETING OF SHAREHOLDERS

I. Principles of Registering Persons Authorized to Participate in a General Meeting of Shareholders.

§ 1

Only holders of the Company's shares as at sixteen days prior to the date of the General Meeting (date of participation registration) may participate in the General Meeting of Shareholders.

§ 2

1. Shareholder who is a natural person may participate in the General Meeting of Shareholders and exercise his voting rights either personally or through a proxy.
2. Shareholder who is a corporate body or an organizational unit without a legal personality may participate in the General Meeting of Shareholders and exercise voting rights either through a person authorized to make statements of intention on its behalf or through a proxy.
3. The proxy to participate in the General Meeting and to exercise the right to vote must be given in writing or in an electronic form. In order give a proxy in an electronic form via means of electronic communication, the appointing Shareholder shall send a notice in an electronic form concerning appointment of a proxy to the following mail address: zawiadomienie.ksh@orbis.pl.
4. (deleted).
5. (deleted).

§ 3

1. The list of attendance at the General Meeting of Shareholders shall contain a list of shareholders – participants at the General Meeting, the number of shares each participant represents and number of votes carried by them.
2. The list of attendance shall be prepared by persons appointed by the Company's Management Board who, when registering a given person on the list, should:

a) check whether the shareholder is authorized to participate in the General Meeting of Shareholders,

b) verify the identity of the shareholder on the basis of his personal identity card or another document,

c) check whether the proxy has been properly executed,

d) ensure that the shareholder signs the list of attendance,

e) give to a shareholder a proper magnetic card or another document for voting.

3) Appeals concerning authorization to participate in the General Meeting of Shareholders shall be addressed to the Chairman of the General Meeting of Shareholders, whose decision on this matter is final. Prior to the election of the Chairman of the General Meeting of Shareholders, appeals concerning authorization to participate in the General Meeting of Shareholders shall be addressed to be resolved by the General Meeting of Shareholders itself.

II. Opening of the General Meeting of Shareholders and Election of its Chairman.

§ 4

1. A General Meeting of Shareholders shall be opened by the Chairman of the Supervisory Board or a person appointed by the Chairman of the Supervisory Board. In the absence of said persons, the President of the Management Board or a person appointed by the Management Board shall open the General Meeting.

§ 5

1. After opening of the session, the General Meeting of Shareholders shall elect the Chairman of the General Meeting from amongst persons authorized to participate in the General Meeting.
2. The Chairman of the Supervisory Board or another person who opens the General Meeting shall putt off any other substantive or formal decisions and shall procure an immediate election of the Chairman of the General Meeting of Shareholders.

§ 6

1. Each shareholder may put forward a candidate for the position of a Chairman. The candidates shall be entered into a list after having declared that they agree to stand as candidates for election. The list of candidates shall be prepared and announced by the person who opens the General Meeting of Shareholders. At the moment the list is read out, it shall be deemed closed.
2. The Chairman shall be elected by way of separate voting for each candidate in an alphabetical order.
3. The person opening the General Meeting of Shareholders shall ensure a proper conduct of the voting and shall announce the results thereof.
4. The person who collected the largest number of votes from amongst all candidates who stood for elections shall become the Chairman of the General Meeting. Should several candidates collect an equal number of votes, the voting shall be conducted again.

§ 7

1. Immediately after his election, the Chairman of the General Meeting of Shareholders shall sign the list of attendance and confirm whether the General Meeting has been properly convened and that it is capable of adopting resolutions.
2. Upon request of shareholders holding at least one-tenth of the share capital represented at the General Meeting, the list of attendance shall be verified by a committee elected for this purpose, composed of at least three members. The persons making the request are entitled to elect one member of the committee.
3. The provisions of § 19 hereof shall apply correspondingly to election of the committee.

§ 8

1. The list of attendance signed by the Chairman of the General Meeting of Shareholders shall be put on view during the session of the General Meeting.
2. Persons who prepare the list of attendance are obligated to keep monitoring and updating therein the changes in the composition of the General Meeting participants as well as to record the time at which the said changes occurred.
3. A shareholder leaving the room during the course of the session and returning thereto shall notify the persons drafting the list of attendance.

§ 9

1. Upon request of shareholders, the Chairman of the General Meeting of Shareholders shall order the elections of the ballot-counting committee.
2. The ballot-counting committee shall be composed of three members elected by the General Meeting of Shareholders from amongst persons authorized to participate in the said Meeting.
3. Each shareholder may put forward one candidate.
4. The provisions of § 19 hereof shall apply correspondingly to election of the ballot-counting committee.
5. The ballot-counting committee shall elect its Chairman and its Secretary from amongst its members.

§ 10

1. The ballot-counting committee shall ensure a proper conduct of the voting, supervise the computer-backed service of the voting, check and determine the result of the voting and inform the Chairman of the General Meeting of Shareholders thereof, as well as performs other tasks related to the voting procedures.
2. Documents containing the results of the voting shall be signed by all members of the ballot-counting committee and the Chairman of the General Meeting of Shareholders.
3. The documents referred to in section 2 shall be kept in the Company together with the minutes of the General Meeting of Shareholders.

III. The Principles of Conducting the Sessions and Order-Imposing Powers of the Chairman of a General Meeting of Shareholders.

§ 11

1. The Chairman of a General Meeting of Shareholders shall preside over the conduct of the session and shall ensure compliance with the provisions of these By-Laws and the agenda.
2. The powers of the Chairman of a General Meeting of Shareholders shall include, in particular:
   a) giving the floor or directing the speaker to discontinue,
   b) giving brief order-imposing directions,
   c) ordering short breaks in the session,
   d) ordering voting and ensuring a proper conduct thereof,
   e) signing documents containing the results of the voting,
   f) resolving uncertainties related to the By-Laws.
3. Subject to provisions of § 3 section 3, a shareholder may file with the General Meeting of Shareholders an objection against the decision of the Chairman of the General Meeting. The General Meeting of Shareholders shall finally resolve that the decision of the Chairman be upheld or reversed.

§ 12

1. The Chairman of the General Meeting of Shareholders shall ensure an efficient conduct of the meeting and observance of the rights and interests of all the shareholders.
2. The Chairman of the General Meeting of Shareholders shall counteract in particular the abuse of rights by the participants of the General Meeting and should guarantee that the rights of minority shareholders are respected.
3. The Chairman of the General Meeting of Shareholders should not, without a sound reason, resign from his function or put off the signing of the minutes of the General Meeting of Shareholders.

§ 13

1. In justified cases, the Chairman of the General Meeting of Shareholders may order a short break in the session of the General Meeting of Shareholders, unless an objection has been voiced by a shareholder.
2. A short break in the session shall mean a break lasting not longer than 30 minutes ordered for procedural or technical reasons related to the agenda of the General Meeting of Shareholders, justified, amongst others, by the need to formulate a motion, drafting the final version of the content of a resolution to be adopted, formulating the wording of an amendment to a resolution, availing of the assistance of the Company's legal counselor or copying materials for shareholders.
3. Short breaks in sessions may not deter shareholders from executing their rights.
4. In case there is a need to announce a break other than that mentioned in section 2, filing an objection by a shareholder against announcement of a short break in a session or a need to prolong a short break, the decision thereon shall be made by the General Meeting.

IV. Principles of Adopting Resolutions, Including Resolutions Concerning Elections.

§ 14

1. The Chairman of the General Meeting of Shareholders should enable each shareholder to voice his opinion on matters included on the agenda, according to the order of requests.
2. The Chairman of the General Meeting of Shareholders may give the floor to members of the Supervisory Board and of the Management Board, to the speaker presenting a given issue and to invited guests irrespective of whether it is their turn.
3. Debate may be held after presentation of a single item of the agenda or jointly, following the presentation of several items. The decision thereon shall be made by the Chairman of the General Meeting.
4. After closing the debate on each item on the agenda, prior to voting, the Chairman of the General Meeting shall announce the conclusions that have been arrived at and shall determine the order of voting. Voting shall take place according to the order of putting forward motions, unless the General Meeting decides otherwise.

§ 15

1. The Chairman of the General Meeting may give the floor irrespective of the order of speakers when the issue concerns formal matters.
2. Motions on formal matters shall include motions concerning the procedure of conducting the General Meeting, in particular concerning:
   a) restraining, postponement or closing the debate,
   b) closing the list of speakers,
   c) manner of conducting the session of the General Meeting,
   d) ordering a break in the session,
   e) sequence of adopting resolutions,
   f) vote without debate.

§ 16

1. Unless the provisions of the Commercial Companies and Partnerships' Code or the Company's Statutes provide otherwise, resolutions of the General Meeting of Shareholders shall be passed by a simple majority of votes cast in favor of the resolution.
2. The resolution is deemed to be adopted, if the number of votes cast in favor of a resolution is greater than the number of votes cast against the resolution. The abstaining votes shall not be taken into account for the purpose of calculating the majority.

§ 17

1. Subject to provision of section 2, the voting shall be open.
2. Secret ballot shall be ordered on:
   a) elections and on motions for recalling members of the company's governing bodies and liquidators,
   b) motions concerning answerability of members of the company's governing bodies and liquidators,
   c) personal matters,
   d) upon request of even a single shareholder present or represented at the General Meeting.

3. The General Meeting of Shareholders may adopt a resolution concerning waiving the secrecy of voting on matters concerned with electing a committee appointed by the General Meeting of Shareholders.
4. Open voting and secret ballot may be conducted with the use of electronic devices, in a manner specified in the instruction presented by an employee of the company which provides technical services for the General Meeting.
5. During voting, the Chairman of the General Meeting of Shareholders shall first call upon persons voting in favor of the motion to cast their votes, then the Chairman shall request persons voting against to cast their votes, and finally those who abstain from voting.

§ 18

A shareholder may not, either personally or by proxy or as another person's proxy, vote on resolutions concerning his accountability towards the Company on whatever account, including on granting a vote of acceptance to the Company's governing bodies, release from an obligation towards the Company, or a dispute between him and the Company.

§ 19

1. Voting on elections to the Supervisory Board shall be ordered separately for each of the candidates standing for elections, in an alphabetical order.
2. Prior to voting on his election, a candidate should give his consent to stand for election, either in writing or orally.
3. The list of candidates shall be drawn and announced by the Chairman of the General Meeting of Shareholders. At the moment the list is announced, it shall be considered closed.
4. Candidates for whom the largest number of votes has been cast shall be successively appointed for vacancies to be filled.
5. If an equal number of votes have been cast for the candidates or if not all the vacancies have been filled, the Chairman of the General Meeting of Shareholders shall order a supplementary vote relating to, in the first case, those candidates for whom an equal number of votes has been cast and, in the latter case, the remaining candidates who did not receive the required number of votes.

§ 20

1. If a motion referred to in Article 385 § 3 of the Commercial Companies' Code has been tabled, the election of the Supervisory Board shall take place by way of separate voting groups pursuant to provisions of § 21 – § 25 hereof.
2. The procedure specified in section 1 shall not apply to members of the Supervisory Board elected pursuant to provisions of § 16 section 3 of the Company's Statutes by the employees of the Company.

§ 21

1. The Chairman of the General Meeting of Shareholders shall announce the number of shares represented at the General Meeting and shall then conclude how many shares are needed to be entitled to elect one member of the Supervisory Board.
2. The Chairman General Meeting shall request the participants of the General Meeting to form groups required for voting by separate groups.

3. Persons casting votes in a single group vote shall not participate in the elections of Supervisory Board members by other voting groups nor shall they be allowed to participate in the voting conducted pursuant to § 25 hereof.

§ 22

1. One member of the Supervisory Board may be elected by a separate group composed of participants of the General Meeting holding at least the number of shares obtained by dividing the total number of shares represented at the General Meeting by the number of the Supervisory Board members determined to be elected; whereas no fraction parts of shares are allowed.
2. A group may elect more than one member of the Supervisory Board, provided that it has gathered a respective multiple of the number of shares required to elect one member of the Supervisory Board.

§ 23

1. A group of General Meeting participants shall be formed at the time of drawing the list of shareholders who constitute such a group and delivery of this list to the Chairman of the General Meeting. The list shall contain name and surname of the shareholder, his business name, the number of shares represented by each shareholder and signatures of all the participants of a group.
2. The Chairman shall designate groups by successive numbers or letters according to the sequence of registering the group.
3. Having collected the lists from all the groups participating in voting groups and signing thereof, the Chairman of the General Meeting shall declare each group's entitlement to elect a specified number of Supervisory Board members and shall then order voting by separate groups.

§ 24

1. Participants of each group have the right to put forward their candidates for members of the Supervisory Board in their group.
2. Candidates for members shall be put forward orally in alphabetical order.
3. Candidates shall give their consent to stand for election, either by way of a written or oral statement.
4. The provisions of § 19 hereof shall apply accordingly.

§ 25

1. If groups formed for the purpose of electing members of the Supervisory Board do not elect the Supervisory Board members in a number determined by the General Meeting of Shareholders, then the vacancies which remained after this type of voting shall be filled by votes cast by those participants of the General Meeting of Shareholders who did not form a separate voting group in order to elect members of the Supervisory Board.
2. Elections referred to in section 1 shall be conducted on general terms. The provisions of § 19 hereof shall apply accordingly.

§ 26

1. The Chairman of the General Meeting shall enable to each shareholder who voted against a resolution to make an objection and to provide a concise reason for the said objection.
2. A resolution of the General Meeting of Shareholders not to consider a matter placed on the agenda may be adopted only if it is supported by sound and valid reasons. A relevant motion to this effect should be accompanied by a detailed justification.

§ 27

The Chairman closes the General Meeting of Shareholders after having exhausted all the items on the agenda.

§ 28

1. The minutes of the General Meeting of Shareholders are prepared by a notary.
2. The minutes should in particular specify the number of votes cast in favor of passing a given resolution and against its adoption as well as the number of abstaining votes.
3. Upon shareholder's request, the Chairman of the General Meeting shall enable a written statement of this shareholder to be included in the minutes of the Meeting.

V. Third Party Participation in the General Meeting of Shareholders

§ 29

1. Apart from shareholders and their proxies, the following entities have the right to participate in the General Meeting of Shareholders: members of the Company's Supervisory Board and of the Management Board, authorized representative of the Polish Financial Supervision Authority.
2. The following entities may participate in the General Meeting of Shareholders: employees of the Company authorized by the Management Board whose participation is necessary due to the scope of matters discussed at the General Meeting, persons providing technical backup and organizational service to the General Meeting, as well as other invited entities, in particular advisers, representatives of the auditor in charge of auditing the Company's financial statements.
3. Subject to section 4, the session of the General Meeting of Shareholders may be attended by representatives of the media.
4. Upon request of even a single shareholder, the General Meeting of Shareholders may decide that the session of the General Meeting of Shareholders or a specified part thereof shall be conducted in the absence of media representatives. The request to this effect shall be filed along with a short justification thereof.

VI. Amendments to the General Meeting of Shareholders By-Laws and Miscellaneous Provisions

§ 30

1. The By-Laws of the General Meeting of Shareholders shall come into force at the moment of opening the session of the next General Meeting of Shareholders after its adoption.
2. All and any amendments to the By-Laws of the General Meeting of Shareholders shall be binding as from the next General Meeting of Shareholders which passed the amendments of the By-Laws.

§ 31

The provisions of the Commercial Companies' Code and the Company's Statutes shall apply to matters not regulated herein.".

***

Justification for the draft resolution
The proposed amendments are related to amendments made to the Polish Code of Commercial Companies and Partnerships and the change of the name of the supervisory authority.

Draft resolution
regarding item 12a of the agenda

Document No. 8

Resolution No 8
concerning change of Supervisory Board membership.

Acting pursuant to Article 385 § 1 of the Code of Commercial Companies and Partnerships and § 16 section 1 and 2 of Orbis S.A. Statutes, it is hereby resolved as follows:

§1
The General Meeting of Shareholders hereby approves the following changes in the membership of the Supervisory Board:

....
....

§ 2
The Resolution shall come into force upon its adoption.